HCC Global 37 Radio Circle Drive Mount Kisco, New York 10549 main 914 241 8900 facsimile 914 241 8098

April 1, 2013

Scott Francis
Hays Companies of Chicago, Illinois
30 South Wacker Drive, Suite 2705
Chicago, IL 60606

Re:        Destra Investment Trust
Financial Institution Crime Policy for Investment Companies

Dear Scott:

HCC Global Financial Products is pleased to present the following confirmation of binding on behalf of U.S. Specialty Insurance Company (Financial Institution Crime Policy for Investment Companies ):

ITEM 1.       Named Insured and Principal Address:
Destra Investment Trust
901 Warrenville Road, Suite 15
Lisle, IL 60532

ITEM 2.       Policy Number:  64-MGU-13-A28934

ITEM 3.       Policy Period:     (a)   Inception Date:          3/31/2013
                                               (b)   Expiration Date:        3/31/2014
 from 12:01 a.m. Standard Time at the Principal Address Stated in ITEM 1.

ITEM 4.	Limit of Liability and Deductible Amounts (Inclusive of Defense Expenses):
$600,000

Single Loss Coverage Form	Limit of Insurance	Deductible Amount

Fidelity
On Premises
In Transit
Forged or Altered Instruments
Forged, Altered or Counterfeit Securities
Counterfeit Money
Computer Fraud
Voice Initiated Transfer Fraud
Telefacsimile Transfer Fraud
Uncollectible Items of Deposit
Audit and Claim Expense
$600,000 $600,000 $600,000 $600,000 $600,000 $600,000 $600,000 $600,000 $600,000 $600,000 $50,000	$5,000 $5,000 $5,000 $5,000 $5,000 $5,000 $5,000 $5,000 $5,000 $5,000 $1,000

Note: The Deductible Amount applicable to Insuring Agreement 1. shall not apply to loss covered under Insuring Agreement 1.a. which is sustained by a registered investment company.

If coverage is provided under Insuring Agreement 8. Voice Initiated Transfer Fraud and/or Insuring Agreement 9. Telefacsimile Transfer Fraud, the verification callback amount is $5,000

ITEM 5.       Premium:  $3,248.00

ITEM 6.	The following endorsements will be added to the basic contract:
Illinois Civil Union Act Disclosure IL CVU N 06 11
FB0127 - Coverage Territory Rider/Endorsement (OFAC)
FI 20 13 01 10 - Audit and Claims Expense - Extended Coverage Endorsement
FI 20 15 01 10 - Provide Required Notice of Cancellation, Modification or Termination to the Financial Industry Regulatory Authority Endorsement
FI 10 11 01 10 - Provide Discovery Coverage for Aquired Institutions

FI 10 01 01 10 - Policy Changes (Discovery Form) 2. The Following Insured(s) is added as a Named Insured(s): Destra Investment Trust; Destra Investment Trust II; Destra Next Dimension Fund; Destra Global L-Series Fund; Destra International L-Series Fund; Destra Preferred & Income Securities Fund; Destra Focused Equity Fund; Destra Dividend Total Return Fund)

ITEM 7.      Commission: 15%

ITEM 8.	U.S. Specialty Insurance Company (Financial Institution Crime Policy for Investment Companies) will provide the basic contract.

CONTINGENCIES:
Please note that this binder is contingent upon all of the following:

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described below, and any modifications of such term as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured or by the Broker on behalf of the Insured, by written notice to the Insurer or by surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of terms of a policy you must refer to the policy itself and endorsements bound herein.

Payment of the premium by the date indicated on the attached invoice.

Failure to meet these contingencies may result in coverage being cancelled or voided ab initio.

It is your agency's/brokerage's responsibility to conform with the Laws and Regulations of the applicable jurisdiction (state of the insured), including, but not limited to holding the required license(s).

Sincerely,

George Blume
(914) 242-7855
gblume@hcc-global.com

Approval to Obtain Fidelity Bond Coverage and Approval of Joint Bond Agreement

WHEREAS, it is intended for the Trust and each Fund to obtain fidelity bond coverage in accordance with Rule 17g-1 of the Investment Company Act of 1940.

NOW, THEREFORE, BE IT

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed to make all payments, if any, and do any and all acts as they deem necessary or desirable to obtain the fidelity bond coverage for the Trust and each and to enter into an agreement with each Fund concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940, such agreement being in substantially the form as provided; and it is

FURTHER RESOLVED, that fidelity bond coverage insuring the Trust and the Funds in the amount required by Rule 17g-1 of the Investment Company Act of 1940, or such greater amounts as officers of the Trust may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount as required by and considering all relevant factors as provided in Rule 17g-1 and is hereby approved; and it is

FURTHER RESOLVED, that the Trust’s and the Fund’s participation with other management investment companies advised by Destra Capital Advisors, if applicable, in the purchase and maintenance of the fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, and the payment by each Fund of that portion of additional premium, if any, for such coverage as may be allocated to each in accordance with the premium allocation methodology approved by the Trustees, and considering all relevant factors as provided in Rule 17g-1, is hereby approved; and it is

FURTHER RESOLVED, that the Secretary, or any Assistant Secretary of the Trust, is hereby designated the officer to make the filings and give or cause to be given the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940; and it is

FURTHER RESOLVED, that the form of Joint Insured Bond Agreement between the Trusts, in substantially the form presented to this Meeting, be, and hereby is, ratified, confirmed and approved.

Blanket Bond Insurance Agreement

This Agreement is made as of the 10th day of April, 2013 by and among the investment companies listed in Appendix A (collectively referred to herein as the “Funds” or the “Parties”).

Witnesseth:

Whereas, the Funds, each of which is advised by Destra Capital Advisors LLC, a Delaware Limited Liability Company (“Adviser”), have agreed to acquire a joint insured policy (the “Policy”) issued by U.S. Specialty Insurance Company containing broker’s blanket bond coverage (“Blanket Bond Coverage”) which shall cover all Parties;

Whereas, the total amount of the Blanket Bond Coverage under the Policy will be $600,000 (“Bond Amount”) based upon the determination of each insured Party’s Board of Trustees, that such insured Parties should have an amount of coverage, in the aggregate, of $600,000 (“Basic Bond Coverage”) as provided in Appendix B; and

Whereas, the Parties desire to provide herein for an allocation of the premiums for the Blanket Bond Coverage and a manner of allocating any loss proceeds received under the Policy.

The Parties, therefore, agree that:

           1.Allocation of Blanket Bond Coverage Premium.  Each Party shall pay a proportionate share of the Blanket Bond Coverage annual premium based on assets as set forth in Appendix C.

           2.Losses.

         (a)General.  The Policy is a “claims made” insurance policy and a Policy Year is the period from March 31, 2013 through the next succeeding March 31, 2014 (or any modification of that period as may be agreed by the Parties and the insurer).  The insured loss (including all related expenses) of a Party which relates to a claim made by that Party relating to a particular Policy Year under the Blanket Bond Coverage is hereinafter referred to as a “Blanket Bond Loss.”  Party includes the trustees, directors and officers of an insured Party and other insured agents or employees of such a Party.

         (b)Blanket Bond Loss.  If only one insured Party incurs a Blanket Bond Loss relating to a Policy Year, the proceeds of the Blanket Bond Coverage for that Policy Year will be allocated to that Party.  If more than one insured Party incurs a Blanket Bond Loss relating to a particular Policy Year, the proceeds of the Blanket Bond Coverage for that Policy Year will first be allocated among those insured Parties in proportion to their respective premiums paid under Paragraph 1 hereof for Blanket Bond Coverage.  If, for that particular Policy Year, after initial allocation, there are remaining proceeds of the Blanket Bond Coverage and there are then insured Parties whose Blanket Bond Losses have not been paid in full, such proceeds shall be further allocated among such insured Parties in proportion to their respective premiums paid for such Coverage (repeating this further allocation procedure as each of such insured Parties is paid in full, until all proceeds have been allocated).  If all Blanket Bond Losses relating to a particular Policy Year are not paid at the same time, the insured Parties who claim such Losses for that Policy Year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later re-allocation of amounts first paid.  In no event shall any insured Party who incurs a Blanket Bond Loss relating to a Policy Year which equals or exceeds its Basic Bond Coverage be allocated proceeds of the Blanket Bond Coverage for that particular Policy Year in an amount less than its Basic Bond Coverage.

           3.Notices.  Each Party agrees to give promptly to the insurer all notices required under the Policy and to send a copy of each such notice to the Adviser.

           4.Agent.  The Adviser is hereby appointed as the agent for all of the Parties for the purpose of making, adjusting, receiving and enforcing payment of all claims under the Policy and otherwise dealing with the insurer with respect to the Policy.  All expenses incurred by the Adviser in its capacity as agent for claims shall be shared by the Parties (including the Adviser) in the same manner as above provided for the sharing of Losses.

           5.Modification and Termination.  This Agreement may be modified or amended from time to time by mutual written agreement among all of the Parties.  It may be terminated with respect to any one Party by not less than 60 days’ written notice to the other Parties which are still parties to the Agreement.  It shall terminate with respect to any Party as of the date that Party ceases to be an assured under the Policy; provided that such termination shall not affect that Party’s rights and obligations hereunder with respect to any claims on behalf of that Party which are paid under the Policy by the insurer after the date the Party ceases to be an insured under the Policy.

           6.Further Assurances.  Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

Destra Investment Trust

By Nicholas Dalmaso
   President

Amended Appendix A
(Effective as of April 10, 2013)

Funds

Destra Dividend Total Return Fund

Amended Appendix B
(Effective as of November 16, 2012)

Party	Basic Bond Coverage

Destra Global Index Opportunities Fund
Destra High Dividend Strategy Fund
Total Coverage

2

Amended Appendix C
(Effective as of November 16, 2012)

Party	Annual Premium

Destra Global Index Opportunities Fund
Destra High Dividend Strategy Fund

3